UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Item 5. Other Events

On or about October 1, 2021, Euro Tech Holdings Company Limited (the “Registrant”) caused to be sent to its shareholders of record as of September 27, 2021 copies of its Annual Report on Form 20-F for its fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission (“SEC”) on May 13, 2021, and a Notice of its Annual Meeting of Shareholders to be held on November 12, 2021 (“Meeting”) in Hong Kong, a Proxy Statement and Proxy Card with regard to the Meeting.

Item 7. Financial Statements and Exhibits

Exhibit 99.1 - Notice of Annual Meeting of Shareholders, Proxy Statement and Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

October 1, 2021	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer